
July 26, 2017

Gregory W. Schafer
Chief Operating Officer and Principal Financial Officer
Aduro Biotech, Inc.
740 Heinz Avenue
Berkeley, California 94710

      Re: Aduro Biotech, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2016
          Filed March 1, 2017
          File No. 001-37345

Dear Mr. Schafer:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance